VOTING AGREEMENT AND IRREVOCABLE PROXY
          This VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”), dated as of November 1, 2006, is made by and among William L. Transier, John N. Seitz, Bruce H. Stover, and H. Don Teague and Lance Gilliland (each individually, a “Stockholder” and, collectively, the “Stockholders”), and the Persons listed on Schedule A attached hereto (each such Person, an “Investor” and, collectively, the “Investors”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Subscription and Registration Rights Agreement (as defined below).
          WHEREAS, Endeavour International Corporation, a Nevada corporation (the “Company”), the Investors and certain additional investors (the “Purchasers”), are party to a Subscription and Registration Rights Agreement, dated as of October 19, 2006 (the “Subscription and Registration Rights Agreement”), providing for the sale by the Company and the purchase by the Purchasers of 125,000 shares of Series A Preferred Stock, par value $0.001 per share, subject to the conditions set forth in the Subscription and Registration Rights Agreement;
          WHEREAS, as of the date hereof, each Stockholder beneficially owns and has the power to vote the number of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) set forth under “Owned Shares” opposite their name on Schedule B attached hereto (with respect to such Stockholder, the “Owned Shares” and, together with any securities issued or exchanged with respect to such shares of Common Stock upon any recapitalization, reclassification, merger, consolidation, stock dividend, or other transaction pursuant to which such Stockholder acquires beneficial ownership of and/or the right to vote any additional shares of Common Stock after the date hereof and prior to the termination hereof, whether by purchase, acquisition or upon exercise of options, warrants, conversion of other convertible securities or otherwise, collectively referred to herein as such Stockholder’s “Covered Shares,” with all shares of Common Stock over which such Stockholder acquires beneficial ownership and the right to vote after the date hereof being referred to herein as such Stockholder’s “Acquired Shares” ); and
          WHEREAS, it is a condition to obligation of the Purchasers to consummate the transactions contemplated by the Subscription and Registration Rights Agreement, that the Stockholders enter into this Agreement with the Investors with respect to (a) the Covered Shares and (b) certain other matters as set forth herein.
          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I.
AGREEMENT TO VOTE
          Section 1.1. Voting Agreement. The Stockholders hereby agree that during the Voting Period (as defined below), at any meeting of the stockholders of the Company, however called,

or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval is sought in respect of the Amex Approval Proposal, the Stockholders shall (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and (ii) vote (or cause to be voted) in person or by proxy, or execute a consent in respect of, the Covered Shares in favor of the Amex Approval Proposal. For the purposes of this Agreement, “Voting Period” shall mean the period commencing on the date hereof and continuing until the Termination Time (as defined in Section 4.1).
          Section 1.2. Irrevocable Proxy. In order to secure each Stockholder’s obligation under Section 1.1, each Stockholder, revoking all prior proxies, hereby appoints each Investor as its true and lawful proxy and attorney-in-fact, with the powers the Stockholder would possess if personally present and with full power of substitution, to vote, or execute consents in respect of, all of its Covered Shares as is necessary to enforce the rights of the Investors under Section 1.1 of this Agreement, whether action is taken with or without the formality of a meeting. Each Investor may exercise the irrevocable proxy granted to it hereunder at any time any Stockholder fails to comply with any provision of Section 1.1 of this Agreement. The proxies and powers granted by each Stockholder pursuant to this Section 1.2 are coupled with an interest and irrevocable for the Voting Period and are given to secure the performance of the Stockholder’s obligations to the Investors under Section 1.1 of this Agreement. Such proxies and powers will be effective until the Termination Time, at which time such proxies and powers shall terminate. Such proxies and powers shall survive the death, incompetency and disability of each Stockholder.
ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
          Each Stockholder hereby represents and warrants to the Investors as follows:
          Section 2.1. Authority Relative To This Agreement. Such Stockholder has the capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by the other parties hereto and, subject to any applicable provisions of state or federal law, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          Section 2.2. No Conflict.
          (a) The execution and delivery of this Agreement by such Stockholder do not, and the performance of its obligations under this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby will not, (i) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to such Stockholder or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under any contract to which such Stockholder is a party; except for violations, breaches or defaults that would not impair the ability of such Stockholder to perform its obligations hereunder.
          (b) The execution and delivery of this Agreement by such Stockholder does not, and the performance of its obligations under this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official except for applicable requirements of the Securities and Exchange Act of 1934, as amended, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not impair the ability of such Stockholder to perform its obligations hereunder.
          Section 2.3. Ownership Of Shares. As of the date hereof, except as set forth on Schedule B hereto, such Stockholder has good and marketable title to and is the record or beneficial owner of, and has the right to vote or direct the voting of, the Owned Shares set forth opposite such Stockholder’s name on Schedule B hereto free and clear of all pledges, liens, proxies, claims, charges, security interests, preemptive rights, voting trusts, voting agreements, options, rights of first offer or refusal and any other encumbrances or arrangements whatsoever with respect to the ownership, transfer or other voting of the Owned Shares, including but not limited to, pledges or security interests in any of the Owned Shares in connection with a margin agreement or other similar loan or financing arrangement. Such Stockholder has the right as of the date hereof to vote all Owned Shares noted as pledged on Schedule B and will have the right to vote such shares so long as such shares remain pledged and not foreclosed upon in connection with a default by the Stockholder. As of the date hereof, except as set forth on Schedule B hereto, such Stockholder holds options to purchase the number of shares of Common Stock (“Options”) as set forth opposite such Stockholder’s name on Schedule B hereto. As of the date hereof, no proceedings are pending which, if adversely determined, will have a material adverse effect on any ability to vote or dispose of any of the Covered Shares. Since the date of the Subscription and Registration Rights Agreement, the Stockholder has not taken any action which if taken after the date of this Agreement and before the Full Restriction Termination Date would violate Section 3.1 or 3.2.
          Section 2.4. Stockholder Has Adequate Information. Such Stockholder is a sophisticated investor with respect to the Covered Shares and has independently and without reliance upon any Investor and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that no Investor has made nor makes any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.
          Section 2.5. No Setoff. To the knowledge of such Stockholder, there are no legal or equitable defenses or counterclaims that have been or may be asserted by or on behalf of the Company, as applicable, to reduce the amount of the Covered Shares or affect the validity or enforceability of the Covered Shares.
          Section 2.6. No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III, such Stockholder makes no express or implied representation or warranty with respect to such Stockholder, the Covered Shares, or otherwise.
ARTICLE III.
COVENANTS OF THE STOCKHOLDERS
          Each Stockholder hereby covenants and agrees as follows:
          Section 3.1. No Voting Agreements. From the date hereof through the Termination Time, such Stockholder shall not, directly or indirectly, grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares that could impair the Stockholder’s ability to comply with its obligations hereunder.
          Section 3.2. Transfer Restrictions. From the date hereof through the third anniversary of the Full Restriction Termination Date, such Stockholder shall not, directly or indirectly sell, pledge, assign, transfer, encumber or otherwise dispose of (except by merger or consolidation of the Company), or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect assignment, transfer, encumbrance or other disposition of (except by merger or consolidation of the Company) any shares of Common Stock or Options, except as follows: (a) after the date hereof through the Full Restriction Termination Date, such Stockholder may dispose of Options in connection with the exercise thereof and may sell shares of Common Stock solely to the extent necessary to provide funds for payment of federal taxes to be incurred by such Stockholder as the result of the exercise of Options or vesting of unvested shares of Common Stock held by such Stockholder, (b) after the Full Restriction Termination Date, such Stockholder may pledge shares of Common Stock to secure bona fide borrowings by such Stockholder (provided, that such Stockholder retains the right to vote such pledged shares so long as such shares remain pledged and not foreclosed upon in connection with a default by the Stockholder), (c) from the Full Restriction Termination Date through the first anniversary of the Full Restriction Termination Date, such Stockholder may sell, transfer or otherwise dispose of (collectively, “Sell,” with the words “Sale” and “Sold” having corollary meanings) shares of Common Stock, so long as, after giving effect to any such Sale, the total number of shares of Common Stock Sold by such Stockholder after the date hereof does not exceed 25% of the number of Owned Shares of such Stockholder plus 25% of the Acquired Shares of such Stockholder, (d) from the first anniversary of the Full Restriction Termination Date through the second anniversary of the Full Restriction Termination Date, such Stockholder may Sell shares of Common Stock, so long as, after giving effect to any such Sale, the total number of shares of Common Stock Sold by such Stockholder after the date hereof does not exceed 50% of the number of Owned Shares of such Stockholder plus 50% of the Acquired Shares of such Stockholder, (e) from the second anniversary of the Full Restriction Termination Date through the third anniversary of the Full Restriction Termination Date, such Stockholder may Sell shares of Common Stock, so long as, after giving effect to any such Sale, the total number of shares of Common Stock Sold by such Stockholder after the date hereof does not exceed 75% of the number of Owned Shares of such Stockholder plus 75% of the Acquired Shares of such Stockholder. The “Full Restriction Termination Date” means the later of (a) the one year anniversary of the date hereof and (b) the date on which the Company holds its second meeting of its stockholders (whether such meetings are annual or special meetings) at which the Amex Approval Proposal is presented to and voted on by the stockholders of the Company
          Section 3.3. Public Announcement. Such Stockholder shall consult with the Investors before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein, in its capacity as a stockholder of the Company, except as may be required by law.
          Section 3.4. Additional Shares. Such Stockholder shall as promptly as practicable notify the Investors of the number of any new Covered Shares acquired by such Stockholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.
          Section 3.5. No Restraint on Officer or Director Action; Etc. Notwithstanding anything to the contrary herein, the Investors hereby acknowledge and agree that no provision in this Agreement shall limit or otherwise restrict any Stockholder with respect to any act or omission that any such Stockholder may undertake or authorize in his or her capacity as a director or officer of the Company or any Subsidiary thereof, including any vote that such individual may make as a director of the Company with respect to any matter presented to the board of directors of the Company. The agreements set forth herein shall in no way restrict any such director or officer in the exercise of his or her duties as a director or officer of the Company or any Subsidiary thereof. Each Stockholder has executed this Agreement solely in his or her capacity as the record and/or beneficial owner of his or her Covered Shares and no action taken by such Stockholder in his or her capacity as a director or officer of the Company or any Subsidiary thereof shall be deemed to constitute a breach of any provision of this Agreement.
          Section 3.6. Limited Proxy. Each Stockholder will retain at all times the right to vote or grant proxies to vote such Stockholder’s Covered Shares, in such Stockholder’s sole discretion, on all matters other than those set forth in Section 1.1 which are at any time or from time to time presented to the Company’s shareholders generally.
ARTICLE IV.
MISCELLANEOUS
          Section 4.1. Termination. This Agreement and all of its provisions shall terminate immediately after the time at which the Amex Approval Proposal has been duly and irrevocably approved and adopted by the requisite vote of the stockholders of the Company as required under the rules of the American Stock Exchange (the “Termination Time”), except that the provisions of Article IV shall survive any such termination.
          Section 4.2. Survival of Representations and Warranties. The respective representations and warranties of the Stockholders and the Investors contained herein shall not be deemed waived or otherwise affected by any investigation made by the other party hereto. The representations and warranties contained herein shall expire with, and be terminated and extinguished upon, termination of this Agreement pursuant to Section 4.1, and thereafter no party hereto shall be under any liability whatsoever with respect to any such representation or warranty.
          Section 4.3. Fees And Expenses. Except as otherwise provided herein or as set forth in the Subscription and Registration Rights Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.
          Section 4.4. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the fifth business day following the date of mailing if delivered by registered or certified mail (postage prepaid, return receipt requested) or (d) if sent by facsimile transmission, when transmitted and receipt is confirmed. All notices hereunder shall be delivered to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):
(a) if to the Stockholders, to the following address:
Endeavour International Corporation
1000 Main Street, Suite 3300
Houston, Texas 77002
Attn: General Counsel
(b) if to the Investors, to the address set forth on the signature page hereto, with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attn: Peter S. Golden, Esq. And Philip Richter, Esq.
Fax: (212) 859-4000
(c) or at such other address as any party shall have specified by notice in writing to the others.
          Section 4.5. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

          Section 4.6. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that an Investor may assign all or a portion of its rights and delegate all or a portion of its obligations hereunder to (a) one or more of its Affiliates, or (b) any Person to which it transfers Shares. This Agreement is not assignable by any Stockholder nor may any obligations hereunder be delegated by any Stockholder.
          Section 4.7. Amendment. this Agreement may not be modified, amended, waived or terminated except by an instrument in writing signed by the parties hereto.
          Section 4.8. Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns, and the agreements, representations, warranties and acknowledgments contained herein shall be deemed to be made by and be binding upon such heirs, executors, administrators, successors, legal representatives and assigns.
          Section 4.9. Specific Performance. The parties acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief.
          Section 4.10. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.
          Section 4.11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law or any other principle that could require the application of the laws of any other jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the County of New York, for any Litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any civil, criminal or administrative action, suit, claim, notice, hearing, examination, inquiry, proceeding or investigation at law or in equity or by or before any court, arbitrator or similar panel, governmental instrumentality or other agency (“Litigation”) relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement, or such other address as may be given by one or more parties to the other parties in accordance with the notice provisions of Section 4.4, shall be effective service of process for any Litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case located in the County of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Litigation brought in any such court has been brought in an inconvenient forum.
          Section 4.12. Independent Nature of Investors’ Obligations and Rights. The obligations of each Investor hereunder are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor hereunder. The decision of each Investor to enter into this Agreement has been made by such Investor independently of any other Investor and independently of any information, materials, statements or opinions as to the business, financial condition, results of operations, assets properties, liabilities, or prospects of the Company which may have been made or given by any other Investor or by any agent or employee of any other Investor, and no Investor or any of its agents or employees shall have any liability to any Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein, and no action taken by any Investor pursuant thereto, shall be deemed to constitute the Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no other Investor will be acting as agent of such Investor in connection with monitoring its investment hereunder. Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.
          Section 4.13. Independent Nature of Stockholders’ Obligations and Rights. The obligations of each Stockholder hereunder are several and not joint with the obligations of any other Stockholder, and no Stockholder shall be responsible in any way for the performance of the obligations of any other Stockholder hereunder. The decision of each Stockholder to enter into this Agreement has been made by such Stockholder independently of any other. Nothing contained herein, and no action taken by any Stockholder pursuant thereto, shall be deemed to constitute the Stockholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Stockholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. Each Stockholder acknowledges that no other Stockholder has acted as agent for such Stockholder in connection with this Agreement and that no other Stockholder will be acting as agent of such Stockholder in connection with this Agreement.
          Section 4.14. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
          Section 4.15. Interpretation. The headings contained in this Agreement, in any Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context requires otherwise, any reference in this Agreement to any Section, clause, or Schedule shall be to the Sections and clauses of, and Schedules to, this Agreement. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation.” Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. All Schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or Schedule to, this Agreement unless otherwise indicated.
[SIGNATURE PAGE FOLLOWS]

          IN WITNESS WHEREOF, the Investors and the Stockholders have caused this Agreement to be duly executed on the date hereof.
INVESTORS:
/s/ GOLDMAN, SACHS & CO., on behalf of its
Principal Strategies Group

/s/ KINGS ROAD INVESTMENTS LTD.
By:	Polygon Investment Partners LP, its
investment manager

/s/ TPG — AXON PARTNERS, LP
By: TPG-Axon Partners GP, LP

/s/ TPG — AXON PARTNERS (Offshore), LTD.

STOCKHOLDERS:
/s/ William L. Transier
/s/ John N. Seitz
/s/ Bruce H. Stover
/s/ H. Don Teague
/s/ Lance Gilliland

Schedule A
Investors
Goldman, Sachs & Co.
Kings Road Investments Ltd.
TPG – Axon Partners, LP
TPG – Axon Partners (Offshore), Ltd.

Schedule B

			Options to Purchase Common
Stockholder	Owned Shares		Stock
William L. Transier	6,600,134	(1)	625,000	(1)
John N. Seitz	6,719,533	(1)(5)	625,000	(1)
Bruce H. Stover	991,135	(2)(6)	550,000	(2)
H. Don Teague	542,826	(3)	375,000	(3)
Lance Gilliland	521,193	(4)	500,000	(4)

(1)	Shares of common stock include 571,225 shares of unvested restricted stock and options to purchase common stock include 375,000 unvested options.

(2)	Shares of common stock include 383,191 shares of unvested restricted stock and options to purchase common stock include 250,000 unvested options.

(3)	Shares of common stock include 326,068 shares of unvested restricted stock and options to purchase common stock include 183,333 unvested options.

(4)	Shares of common stock include 383,285 shares of unvested restricted stock and options to purchase common stock include 366,667 unvested options.

(5)	shares of common stock have been pledged to in connection with .

(6)	shares of common stock have been pledged to in connection with .